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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

Date of Report: February 9, 2010

CEMEX, S.A.B. de C.V.

(Exact name of Registrant as specified in its charter)

CEMEX Publicly Traded Stock Corporation

(Translation of Registrant's name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Av. Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
Garza García, Nuevo León, México 66265
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X        Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____                        No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

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Media Relations Jorge Pérez (52-81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón (52-81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza (52-81) 8888-4136 ir@cemex.com

CEMEX ANNOUNCES
SENIOR MANAGEMENT CHANGES

MONTERREY, MEXICO. February 09, 2010 – CEMEX, S.A.B. de C.V. (NYSE: CX), announced today changes to its senior management team.

Fernando A. Gonzalez has been appointed Executive Vice President, Planning & Finance. Mr. Gonzalez, who has served CEMEX in a variety of executive capacities since 1989, and has been a member of the Company’s Executive Committee since 2003, will be responsible for all corporate strategic and developmental functions, including the Company’s relationships with capital markets.

CEMEX also announced the retirement of Hector Medina, Executive Vice President of Finance and Legal, and Armando J. Garcia, Executive Vice President of Technology, Energy and Sustainability. Mr. Medina and Mr. Garcia each participated in an early retirement program for senior executives. Mr. Garcia remains a member of the Company’s Board of Directors, on which he has served since 1983.

As a result of these changes, the following executives report to Lorenzo H. Zambrano, CEMEX Chairman and CEO:

•	Francisco Garza, President, Americas;
•	Fernando A. Gonzalez, Executive Vice President, Planning & Finance;
•	Juan Romero, President, Europe, Middle East, Africa & Asia;
•	Victor Romo, Executive Vice President, Administration.

“In his new role, one of Fernando Gonzalez’s key assignments is to execute the financial strategy that we have put in place over the past year,” said Mr. Zambrano. “He has a wealth of operating, strategic and financial experience, and will play an important role in helping us take full advantage of the upcoming recovery in our markets.”

Mr. Gonzalez, whose most recent position was Executive Vice President for Planning and Development, previously headed CEMEX’s businesses in Europe, Middle East, Africa, Asia, South America, and Australia.

These management changes will be effective on March 1, 2010.

CEMEX is a global building materials company that provides high-quality products and reliable service to customers and communities in more than 50 countries throughout the world. CEMEX has a rich history of improving the well-being of those it serves through its efforts to pursue innovative industry solutions and efficiency advancements and to promote a sustainable future.

For more information, visit www.cemex.com.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of CEMEX to be materially different from those expressed or implied in this release, including, among others, changes in general economic, political, governmental and business conditions globally and in the countries in which CEMEX does business, changes in interest rates, changes in inflation rates, changes in exchange rates, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	February 9, 2010	By:	/s/ Rafael Garza
Name: Rafael Garza
Title: Chief Comptroller